April 24, 2006

BY UNITED PARCEL SERVICE

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Ms. Gabrielle Malits

Re:	U.S. Premium Beef, LLC Form 10-K for Fiscal Year Ended August 27, 2005 Filed November 23, 2005 File No. 333-115164

Dear Ms. Malits,

We have received your comment letter dated April 12, 2006 and provide the following response to your comments. For reference purposes, the staff's comments as reflected in the staff's letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the company are shown below each comment.

Form 10-K for Fiscal Year Ended August 27, 2005

Item 8 - Financial Statements, page 44

1.         Supplementally tell us why you have included the financial statements of National Beef Packing Company, LLC in this filing. Disclose the reasons for this presentation in future filings under Item 8 and in the Index to Financial Statements at page F-1.

Company Response

Prior to August 6, 2003, U.S. Premium Beef owned approximately 28.79% of National Beef Packing Company and accounted for this investment under the equity method of accounting.  On August 6, 2003, U.S. Premium Beef acquired a majority ownership, approximately 53.16%, in National Beef Packing Company. Since that date, the results of National Beef Packing Company have been consolidated with those of U.S. Premium Beef.

As part of the financial information presented for Fiscal Year 2003 in Form 10-K for the Fiscal Year ended August 27, 2005 pertained to the period of time in which U.S. Premium Beef had an equity investment in National Beef Packing Company, U.S. Premium Beef included separate financial statements of National Beef Packing Company pursuant to Section 210.3-09 of Regulation S-X.

In future filings, we do not intend to include separate financial statements for National Beef Packing Company, as National Beef Packing Company will be consolidated for all periods presented.

Report of Independent Registered Public Accounting Firm, page F-2

2.         Please provide us with a signed audit report. In future filings, please include the confirmed signature of the firm on its report.

Company Response

The signed audit report is attached to this letter.  Future filings will include a conformed signature of the Independent Registered Public Accounting Firm on its report.

Note 1 - Description of Business and Acquisition, page F-8

3.         Please clarify for us why aLF Ventures, LLC's ability to generate future revenues is uncertain. Similar disclosure should be provided in Management's Discussion and Analysis pursuant to Item 303(a)(5) or Regulation S-K.

Company Response

aLF is a food safety technology that has been found to eliminate 99% of harmful bacteria found on beef products in tests previously conducted at California Polytechnic State University.  aLF has been given "Generally Recognized as Safe" status by the United States Food and Drug Administration for use in processing beef carcasses.  NBP believed that the use of aLF, in conjunction with current chemical and thermal treatments, could eliminate almost all harmful bacteria on beef at the time it leaves the processing plant.  However, aLF Ventures, LLC has not yet been able to commercially develop aLF into a product capable of achieving future revenues, which is primarily the reason why aLF Ventures, LLC's ability to generate future revenues is uncertain.

Cattle Delivery Arrangements

4.         In your supplemental response to these comments, describe for us how a Class A unit holder renews, terminates and transfers its obligation to deliver a head of cattle per year per Class A unit held.  If US Premium Beef LLC has a repurchase obligation for these units, tell us how that is reflected in the financial statements.

Company Response

Once Class A units are acquired by a unitholder, the obligation to deliver one head of cattle per year per Class A unit held remains with the unitholder until U.S. Premium Beef's Board of Director's approves the transfer or sale of the Class A unit to another unitholder, which is referred to as a "Permitted Transfer". The obligation to deliver one head of cattle per year per Class A unit is not renewed and cannot be terminated by the Class A unitholder. Unless waived by the Board of Directors, the following criteria must be met in order for the transfer to be considered a Permitted Transfer:

  Buyer and seller shall execute and deliver to U.S. Premium Beef the necessary documents reflecting the transfer or sale.

  The buyer and seller shall furnish U.S. Premium Beef with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the units transferred, and any other information reasonably necessary to file all required federal and state tax returns.

  If requested by the Board of Directors, the seller shall provide an opinion of legal counsel that the transfer is exempt from all applicable registration requirements and that it will not violate any applicable laws regulating the transfer of securities.

  If requested by the Board of Directors, the seller shall provide an opinion of legal counsel that the transfer will not cause U.S. Premium Beef to be deemed an "investment company".

  If requested by the Board of Directors, the seller shall provide an opinion of legal counsel that the transfer will not cause U.S. Premium Beef to be deemed a "publicly-traded limited partnership".

  The Board of Directors must determine that the transferee is not a competitor of U.S. Premium Beef or one of its affiliates.

  A transfer of units shall not be made except upon terms which would not result in the termination of U.S. Premium Beef with in the meaning of Section 708 of the Code or cause the application of the rules of Sections 168(g)(1)(B) and 168(h) of the Code or similar rules to apply to U.S. Premium Beef.

Unless provided by resolution of U.S. Premium Beef's Board of Directors, a Class A unitholder does not have a right to require the purchase or redemption of Class A units. U.S. Premium Beef does not have any obligation to purchase or redeem the Class A units of any unitholder.

Schedule I - Condensed Financial Information

5.         Please tell us how you determined that the company was not required to provide the condensed financial information under Schedule I pursuant to Rules 5-04(c) and 12-04 of Regulation S-X.

Company Response

U.S. Premium Beef didn't provide Schedule I - Condensed Financial Information of Registrant as other information was provided that would have enabled an investor to determine the financial information of the registrant. As discussed in the answer to the first comment, U.S. Premium Beef provided financial statements and footnotes for National Beef Packing Company pursuant to Section 210.3-09 of Regulation S-X. By comparing U.S. Premium Beef's consolidated financial statements and the financial statements of National Beef Packing Company, an investor would have been able to arrive at the financial information that would have otherwise been reported on Schedule I. In future filings, Schedule I will be provided as U.S. Premium Beef will not be including National Beef Packing Company's financial statements, as stated in the answer to the first comment.

U.S. Premium Beef acknowledges that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven D. Hunt

Steven D. Hunt
Chief Executive Officer

Enclosure.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors and Owners
U.S. Premium Beef, LLC:

We have audited the accompanying consolidated balance sheets of U.S. Premium Beef, LLC and subsidiaries (the Company) as of August 27, 2005 and August 28, 2004, and the related consolidated statements of operations, comprehensive income, capital shares and equities, and cash flows for each of the years in the three-year period ended August 27, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Premium Beef, LLC and subsidiaries as of August 27, 2005 and August 28, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended August 27, 2005, in conformity with U.S. generally accepted accounting principles.

Kansas City, Missouri
November 4, 2005